September 6, 2007

VIA U.S. MAIL

Linda S. Martinson
General Counsel
Baron Capital Funds Trust
767 Fifth Avenue, 49th Floor
New York, NY 10153

Re: Baron Capital Funds Trust
        N-8F Deregistration Application
        File No. 811-8505

Dear Ms. Martinson:

        We have reviewed the above-referenced application for an order under Section
8(f) of the Investment Company Act of 1940 (1940 Act), as amended, to approve
deregistration of the Applicant listed above under the circumstances that it has merged
with another investment company. Based on our review of the initial application filed on
July 12, 2007, we have the following comments:

   1. **Application**

      a. Item 22(b) sets out two independent allocation formulas. Please revise item
         22(b) to reflect the numeric amount being allocated to each entity.

      b. Please revise item 22(c) to be consistent with item 22(b).

   2. **N-SAR**

      We have no record of a report having been filed on Form N-SAR showing that the
      applicants have no assets. Please note that the deregistration application will not
      be noticed until an N-SAR showing no assets is filed.

Please file an amendment to the application and provide the undersigned with two copies,
marked to show changes from the previous submission. In addition, upon filing the N-
SAR referred to above, please indicate in a letter filed as correspondence on EDGAR that

this requirement has been satisfied in response to this comment letter. Please note that if we receive no response within 60 days of this letter, the application will be placed on inactive status. Inactive status does not prejudice your application, but an amendment to an inactive application does not receive priority over previously filed applications. *See* Investment Company Act Release No. 14492 (April 30, 1985).

If you have any questions, please call me at (202) 551-6754.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products

cc: Harry Eisenstein, Branch Chief